SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

OceanFreight Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y64202107
(CUSIP Number)

Antonis Kandylidis
80 Kifissias Avenue
GR – 151 25 Amaroussion
Athens, Greece
011-(30) 210 614 0283

                                      May 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP NO. Y64202107	Page 2 of 8 Pages

1	Name of Reporting Person:

Antonis Kandylidis

2	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds: WC, OO

5	Check if Disclosure of Legal Proceedings is Required Pursuan to Item 2(d) or 2(e)		☐

6	Citizenship or Place of Organization: Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
0

	8	Shared Voting Power:
55,080,000*

	9	Sole Dispositive Power:
0

	10	Shared Dispositive Power:
55,080,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
55,080,000*

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount In Row 11:
30.3%

14	Type of Reporting Person:
IN

* Mr. Kandylidis may be deemed to beneficially own 52,000,000 of these shares through Basset Holdings Inc., a Marshall Islands company of which he is the controlling person.  Mr. Kandylidis may be deemed to beneficially own the remaining 3,080,000 shares through Steel Wheel Investments Limited, a Marshall Islands company of which he is also the controlling person.

SCHEDULE 13D

CUSIP NO. Y64202107	Page 3 of 8 Pages

1	Name of Reporting Person:

Basset Holdings Inc.

2	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds: WC

5	Check if Disclosure of Legal Proceedings is Required Pursuan to Item 2(d) or 2(e)		☐

6	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power:
0

	8	Shared Voting Power:
52,000,000

	9	Sole Dispositive Power:
0

	10	Shared Dispositive Power:
52,000,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person:
52,000,000

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)		☐

13	Percent of Class Represented by Amount In Row 11:
28.6%

14	Type of Reporting Person:
CO

SCHEDULE 13D

CUSIP NO. Y64202107	Page 4 of 8 Pages

15	Name of Reporting Person:

Steel Wheel Investments Limited

16	Check the Appropriate Box if a Member of a Group		(a) ☒
(b) ☐

17	SEC Use Only

18	Source of Funds: OO

19	Check if Disclosure of Legal Proceedings is Required Pursuan to Item 2(d) or 2(e)		☐

20	Citizenship or Place of Organization: Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	Sole Voting Power:
0

	22	Shared Voting Power:
3,080,000

	23	Sole Dispositive Power:
0

	24	Shared Dispositive Power:
3,080,000

25	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,080,000

26	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)		☐

27	Percent of Class Represented by Amount In Row 11:
1.7%

28	Type of Reporting Person:
CO

SCHEDULE 13D

CUSIP NO. Y64202107	Page 5 of 8 Pages

This Amendment No. 3 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on September 17, 2008, by the reporting persons identified herein.

Item 5  Interest in Securities of the Company.

As of the date hereof, Antonis Kandylidis may be deemed to be the beneficial owner of 55,080,000 shares, or 30.3% of the outstanding shares, of the common stock of OceanFreight Inc., based upon 181,800,001 shares outstanding as of June 1, 2010. Antonis Kandylidis has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 55,080,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 55,080,000 shares.

As of the date hereof, Basset Holdings Inc. may be deemed to be the beneficial owner of  52,000,000 shares, or 28.6% of the outstanding shares, of the common stock of OceanFreight Inc., based upon 181,800,001 shares outstanding as of June 1, 2010. Basset Holdings Inc. has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of 52,000,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of 52,000,000 shares.

As of the date hereof, Steel Wheel Investments Limited may be deemed to be the beneficial owner of 3,080,000 shares, or 1.7% of the outstanding shares, of the common stock of OceanFreight Inc., based upon 181,800,001 shares outstanding as of June 1, 2010.  Steel Wheel Investments Limited has the sole power to vote or direct the vote of 0 shares; has the shared power to vote or direct the vote of  3,080,000 shares; has the sole power to dispose or direct the disposition of 0 shares; and has shared power to dispose or direct the disposition of  3,080,000 shares.

On May 25, 2010, Basset Holdings Inc. and OceanFreight Inc. entered into a Stock Purchase Agreement, pursuant to which Basset Holdings Inc. acquired 50,000,000 shares of common stock of OceanFreight Inc. effective  May 28, 2010 at a price of 40 cents (US$ 0.40) per share.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5 above.

Item 7.   Material to Be Filed as Exhibits

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: Schedule of transactions in the shares

SCHEDULE 13D

CUSIP NO. Y64202107	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2010

/s/ Antonis Kandylidis
Antonis Kandylidis*

BASSET HOLDINGS INC.*

By: /s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED*

By: /s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

* The reporting persons disclaim beneficial ownership in the shares except to the extent of their pecuniary interest therein.

SCHEDULE 13D

CUSIP NO. Y64202107	Page 7 of 8 Pages

Exhibit A

The undersigned agree that this Schedule 13D/A, dated June 1, 2010, relating to the common stock of OceanFreight Inc. shall be filed on behalf of the undersigned.

/s/ Antonis Kandylidis
Antonis Kandylidis

BASSET HOLDINGS INC.

By: /s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

STEEL WHEEL INVESTMENTS LIMITED

By: /s/ Ioannis Cleanthous
Name: Ioannis Cleanthous
Title: Sole Director

SCHEDULE 13D

CUSIP NO. Y64202107	Page 8 of 8 Pages

Exhibit B

Schedule of Transactions

Date	Number of Common Shares Purchased*	Price Per Common Share	Total Sale Price
05/28/2010	50,000,000	US$ 0.40	US$ 20,000,000.00

*As described in Item 5 of this Schedule 13D/A